SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of November, 2005

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    X            Form 40-F
                  ---------                 ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes               No     X
             ---------        ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A


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This Form 6-K consists of:

The announcement to clarify the misstatement in some recent media reports, made by China Petroleum & Chemical Corporation (the "Registrant") in English on November 28, 2005.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         China Petroleum & Chemical Corporation



                                                                By: /s/ Chen Ge
                                                                    -----------

                                                                  Name: Chen Ge

                                     Title: Secretary to the Board of Directors



Date: November 28, 2005


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                               [GRAPHIC OMITTED]
                     CHINA PETROLEUM & CHEMICAL CORPORATION
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 0386)

                           CLARIFICATION ANNOUNCEMENT

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The directors of Sinopec Corp. note some recent media reports contain misstatement in relation to the Jilin Petrochemical Explosion and its relationship with Sinopec Corp. and would like to clarify that the Sinopec Corp. is not connected with the Jilin Petrochemical Explosion.
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This Announcement is made by China Petroleum & Chemical Corporation ("Sinopec
Corp.") to clarify the misstatement in some recent media reports. A commentator of Phoenix Satellite Television referred the explosion accident taken place in Jilin Petrochemical Plant (the "Jilin Petrochemical Explosion") as an accident of Sinopec Corp. in a television program on 24th November 2005. Sinopec Corp. hereby clarifies that Sinopec Corp. is not connected with the Jilin Petrochemical Explosion as the commentator so reported. Sinopec Corp. condemns such irresponsible and untrue statement made by the commentator of Phoenix Satellite Television.

                                                 By Order of the Board
                                         China Petroleum & Chemical Corporation
                                                        Chen Ge
                                                   Company Secretary


Beijing, 28th November, 2005


As at the date of this announcement, the directors of the Company are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.